SO 3/6/02

SECURITI 02018403 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52584

SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH, D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANDERSON LENEAVE & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5935 CARNEGIE BOULEVARD SUITE 103
(No. and Street)

CHARLOTTE, NORTH CAROLINA 28209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. MARK ANDERSON IV 704-552-9212
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

100 NORTH TRYON STREET SUITE 3800 CHARLOTTE NC 28202-4000
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, L. MARK ANDERSON IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDERSON LENEAVE & CO., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

L Mark Anderson IV
Signature

MANAGING DIRECTOR
Title

Tracy H Dygert
Notary Public

My commission expires August 28, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Anderson LeNeave & Co.

Financial Statements
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Anderson LeNeave & Co.:

We have audited the accompanying statements of financial condition of **ANDERSON LeNEAVE & CO.** (a North Carolina corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Charlotte, North Carolina
January 25, 2002

ANDERSON LeNEAVE & CO.

STATEMENTS OF FINANCIAL CONDITION — DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$ 52,798	$ 41,028
ACCOUNTS RECEIVABLE	53	56,422
PREPAID EXPENSES	7,320	5,546
Total current assets	60,171	102,996
FIXED ASSETS, net	34,438	42,811
OTHER ASSETS	6,333	6,333
	$100,942	$152,140
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 0	$ 3,025
ACCRUED PROFIT-SHARING CONTRIBUTION	0	15,000
Total current liabilities	0	18,025
LONG-TERM LIABILITIES	1,023	1,023
Total liabilities	1,023	19,048
COMMITMENTS AND CONTINGENCIES (Note 3)		
STOCKHOLDERS' EQUITY:		
Common stock, no par value; 100,000 shares authorized, 67 shares issued and outstanding in 2001 and 2000	67	67
Retained earnings	99,852	133,025
Total stockholders' equity	99,919	133,092
	$100,942	$152,140

The accompanying notes to financial statements are an integral part of these statements.

ANDERSON LeNEAVE & CO.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
SUCCESS FEES	$428,308	$637,381
ADVISORY FEES	212,500	258,500
OTHER	12,231	15,031
	653,039	910,912
OPERATING EXPENSES:		
Salaries	376,190	426,938
Rent	39,519	73,231
Profit-sharing contribution	56,423	15,000
Professional fees	6,036	23,545
Payroll taxes	18,270	23,545
Billable transaction costs	9,365	12,596
Other	74,742	108,387
	580,545	683,242
INCOME FROM OPERATIONS	72,494	227,670
GAIN ON DISPOSAL OF FIXED ASSETS	0	10,000
NET INCOME	$ 72,494	$237,670

The accompanying notes to financial statements are an integral part of these statements.

ANDERSON LeNEAVE & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Retained Earnings	Total
BALANCE, December 31, 1999	$100	$ 17,855	$ 17,955
Net income	0	237,670	237,670
Distributions to stockholders	0	(122,500)	(122,500)
Repurchase of common stock	(33)	0	(33)
BALANCE, December 31, 2000	67	133,025	133,092
Net income	**0**	**72,494**	**72,494**
Distributions to stockholders	**0**	**(105,667)**	**(105,667)**
BALANCE, December 31, 2001	**$ 67**	**$ 99,852**	**$ 99,919**

The accompanying notes to financial statements are an integral part of these statements.

ANDERSON LeNEAVE & CO.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 72,494	$237,670
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,373	4,588
Gain on sale of fixed assets	0	(10,000)
(Increase) decrease in:		
Accounts receivable	56,369	(28,982)
Prepaid expenses	(1,774)	(1,812)
Other assets	0	(6,333)
Accounts payable and accrued expenses	(18,025)	(49,480)
Deferred revenue	0	(62,500)
Net cash provided by operating activities	117,437	83,151
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	0	(48,877)
Proceeds from sale of fixed assets	0	25,000
Net cash used in investing activities	0	(23,877)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders	(105,667)	(122,500)
Repurchase of common stock	0	(33)
Net cash used in financing activities	(105,667)	(122,533)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,770	(63,259)
CASH AND CASH EQUIVALENTS, beginning of year	41,028	104,287
CASH AND CASH EQUIVALENTS, end of year	$ 52,798	$ 41,028

The accompanying notes to financial statements are an integral part of these statements.

ANDERSON LeNEAVE & CO.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Anderson LeNeave & Co. (the Company), a North Carolina Corporation, is an investment banking firm providing corporate finance services, including merger and acquisition assistance, private financing placement and advisory services to middle market companies throughout the Southeastern United States. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note 5).

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Fixed Assets

Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Fixed assets at December 31, 2001 and 2000, consists of the following:

	Cost	
	2001	2000
Computer and equipment	**$33,773**	$33,773
Furniture and fixtures	**11,524**	11,524
Computer software	**3,711**	3,711
Total fixed assets, gross	**49,008**	49,008
Less – Accumulated depreciation	**(14,570)**	(6,197)
Total fixed assets, net	**$34,438**	$42,811

Income Taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying statements of operations.

Fee Revenue

The Company recognizes fee revenue from merger and acquisition and private financing placement-related services upon the closing of the related transaction. Revenues from advisory fee arrangements are deferred and recognized in the period earned.

Other revenues relate to billable transaction costs including travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company which are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain items on the accompanying financial statements as of and for the year ended December 31, 2000, have been reclassified to be consistent with the classifications adopted for the year ended December 31, 2001.

2. EMPLOYEE PROFIT SHARING PLAN

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 15% of each employee's compensation. The Company elected to make discretionary contributions to the Plan of $56,423 and $15,000 in 2001 and 2000, respectively. Participants vest in their portion of employer contributions over a five-year period.

3. COMMITMENTS AND CONTINGENCIES

Leases

The Company currently leases office space under a noncancelable lease that expires in January 2003. In November 2000, the Company entered into a noncancelable lease for new office space. This lease expires in November 2005. In conjunction with the relocation to the new office space, the Company entered into a sublease agreement for the remaining period of the existing lease commitment. Lease payments under the sublease are paid directly by the sublessee to the lessor. As the lease is noncancelable, the Company has guaranteed approximately $102,000 in lease payments through January 2003. The new lease is accounted for as an operating lease.

Minimum future rental commitments under this operating lease are as follows:

Fiscal Year	Amount
2002	$ 39,519
2003	39,519
2004	39,519
2005	36,225
Thereafter	0
	$154,782

Rent expense under this lease for 2001 was $39,519.

4. CASH PAID FOR INTEREST AND INCOME TAX

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2001 and 2000. The Company did not incur interest expense in 2001 and 2000. Accordingly, no cash was paid for interest during 2001 and 2000.

5. SECURITIES AND EXCHANGE COMMISSION MATTERS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $51,775 and $21,980 at December 31, 2001 and 2000, respectively, which was $46,775 and $16,980 in excess of its minimum net capital requirement of $5,000 at December 31, 2001 and 2000, respectively.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC rule 15c3-3 pursuant to section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2001 and 2000, the Company's aggregate indebtedness consisted of accounts payable and accrued expenses of $1,023 and $19,048, respectively.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Anderson LeNeave & Co. as of December 31, 2001

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$99,919
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		99,919
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		99,919
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	48,144	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		(48,144)
7.	Other additions and/or allowable credits		0
8.	Net capital before haircuts on securities positions		51,775
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		
10.	Net Capital		$51,775

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Anderson LeNeave & Co. as of December 31, 2001

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)	$ 68
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	46,775
15.	Excess net capital of 1000% (line 10 less 10% of line 18)	51,673

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$ 1,023
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$ 1,023
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule I))		1.9%

The accompanying note to supplementary schedules is an integral part of this schedule.

ANDERSON LeNEAVE & CO.

COMPUTATION OF NET CAPITAL
SUPPORTING SCHEDULE
DECEMBER 31, 2001

Description	Allowable Assets	Nonallowable Assets	Total
CASH AND CASH EQUIVALENTS	$52,798	$ 0	$ 52,798
ACCOUNTS RECEIVABLE	0	53	53
PREPAID EXPENSES	0	7,320	7,320
OTHER ASSETS	0	6,333	6,333
NET FIXED ASSETS	0	34,438	34,438
	$52,798	$48,144	$100,942

The accompanying note to supplementary schedules is an integral part of this schedule.

ANDERSON LeNEAVE & CO.

NOTE TO SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2001, Form X-17A-5 Part IIA filing.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Anderson LeNeave & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of **ANDERSON LeNEAVE & CO.** (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Charlotte, North Carolina
January 25, 2002